FX ENERGY, INC. 3006 Highland Drive, #206 Salt Lake City, Utah 84106 USA Telephone: (801) 486-5555 Facsimile: (801) 486-5575

October 8, 2013

VIA EDGAR TRANSMISSION

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement
Filed April 30, 2013
File No. 001-35012

Ladies and Gentlemen:

This letter is in response to your letter dated September 26, 2013, respecting your review of the annual report on Form 10-K for the year ended December 31, 2012, of FX Energy, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.  As indicated below, we propose to incorporate revised disclosures in future filings in response to some comments and to file an amendment and revised reserve report exhibits in response to other comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Proved Reserves Disclosures, page 26

Internal Controls Over Reserve Estimates, page 26

1.
Please refer to Item 1202(a)(7) of Regulation S-K and expand the disclosure of the internal controls over your reserves estimation effort to present the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the Company’s reserves estimates.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

Response:

We propose to expand, in future filings, the disclosure respecting the qualification of the technical person within the Company primarily responsible for overseeing the preparation of our reserves estimates as indicated in the following expanded excerpt from page 26:

Our policies regarding internal controls over the recording of reserves estimates require such estimates to be in compliance with the Securities and Exchange Commission’s definitions and guidance and prepared in accordance with customary petroleum engineering practices.  Responsibility for compliance in reserves bookings is delegated to our operations and finance staff~~, who submit technical and financial data to third-party engineering firms~~.  Clay Newton, our principal financial officer, reviews the independence and professional qualifications of the third party engineering firms we engage.  He also supervises the submission of technical and financial data to third-party engineering firms and reviews the prepared reports to verify that such data has been appropriately reflected in the reports.  Mr. Newton has more than 25 years’ experience in senior financial positions in the oil and gas industry.  He earned a BA in accounting at the University of Utah in 1981 and is a certified public accountant.

Estimates of our proved and probable Polish reserves were calculated by RPS Energy, an independent engineering firm in the United Kingdom.  Estimates of our proved domestic reserves were calculated by Hohn Engineering, an independent engineering firm in Billings, Montana.  The technical personnel responsible for calculating the reserve estimates at both RPS Energy and Hohn Engineering meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The qualifications of the individuals primarily responsible for the preparation of our reserve reports are included in their respective reports, which are included as exhibits to this filing.  Both RPS Energy and Hohn Engineering are independent firms of petroleum engineers, geologists, geophysicists, and petrophysicists; they do not own an interest in our properties and are not employed on a contingent-fee basis.

Proved and Probable Reserves, page 26

2.
Please refer to Item 1202(a)(5) of Regulation S-K and expand your disclosure to provide a cautionary statement to prospective investors regarding the different levels of uncertainty relating to the proved and probable reserves and PV-10 as presented.  Your statement for example should indicate the reserves and PV-10 relating to the different categories of proved and probable have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

 Response:

 We propose to make the marked changes shown below, on page 27, in a future filing:

We emphasize that the volume of reserves are estimates that by their nature are subject to revision.  The reserves relating to the different categories of proved and probable reserves have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable.  The estimates are made using geological and reservoir data, as well as production performance data.  These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data.  These reserve revisions result primarily from increases or decreases in performance due to a variety of factors such as an addition to or a reduction in recoveries below or above previously established, lowest, known hydrocarbon levels, improvements or deteriorations in drainage from natural drive mechanisms, and increases or decreases to drainage areas.  If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase.

Reserve Volumes and Values, page 28

3.
You disclose the sum of the proved plus probable reserves and the net present value discounted at 10% (PV-10) relating to an aggregation of the proved plus probable reserve quantities.  Please note the disclosure of aggregated estimates of proved and non-proved reserves information does not adhere to the presentation requirements set forth under Items 1202(a)(2)(i-vii) of Regulation S-K.  Please amend your filing on Form 10-K to exclude each instance in your filing that provides such disclosure.

   Response:

We propose to provide the following revised disclosure in an amended filing of our Form 10-K (table changes are not marked):

Reserve Volumes and Values

The following table sets forth our estimated proved developed, proved undeveloped, and probable reserves volumes as of December 31, 2012:

	United States	Poland	Total
	MBbls	MMcf	MMcfe
Proved reserves
Developed reserves	594	22,367	25,931
Undeveloped reserves	--	21,754	21,754
Total proved reserves	594	44,121	47,685

	United States	Poland	Total
	MBbls	MMcf	MMcfe
Probable reserves
Developed reserves	--	13,704	13,704
Undeveloped reserves	--	18,021	18,021
Total probable reserves	--	31,725	31,725

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

The following table sets forth the estimated PV-10 Value of our proved reserves as of December 31, 2012:

	Total Net	PV-10
	Reserves	Value
	(MMcfe)	(In thousands)
Proved	47,685	$157,603

Our proved reserves were calculated using deterministic methods.  Our probable reserves were calculated using probabilistic methods and represent a 50% probability that the actual quantities recovered will be equal to or greater than the proved plus probable estimate.  No additional drilling is required at any of our Polish wells to achieve the recovery of the probable reserves.  Incremental probable reserves, as compared to proved reserves, are attributable largely to using a less certain interpretation of reservoir size and a higher recovery factor in estimating probable reserves.

4.
We note that you have provided disclosure of PV-10 for probable reserves.  Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing for probable reserves.  Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for probable reserves) and should provide a discussion of the assumptions used by management in calculating these measures.  In addition, explain the limitations with regard to the comparability of PV-10 measures presented for probable reserves.  Alternatively, remove this disclosure from your filing.

 Response:

On review, we believe the disclosure of PV-10 values for probable reserves does not provide the reader with meaningful information, so we propose to remove the disclosure of PV-10 values related to probable reserves from our amended filing.  Please see our response to question 3 above.

5.	Please refer to Items 1202(a)(2)(iv-v) of Regulation S-K and expand the disclosure of your probable reserves to present or otherwise note the quantities of undeveloped and developed reserves.

 Response:

 Please see our response to question 4 above.

6.
You state on page 28 and elsewhere on page 15 that your proved reserves were calculated using deterministic methods; however, we note the discussion in Exhibit 99.01 indicates the volumetric calculation of GIIP used in your reserves estimates was derived probabilistically.  Please tell us why you consider that your proved reserves were calculated using deterministic methods.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

 Response:

The GIIP estimates shown in Table 2.1 of the reserve report were calculated using probabilistic methods.  However, please see these excerpts from the reserve report (highlights included):

RPS has reviewed all aspects of the geology, geophysics, petrophysics and structural mapping of each accumulation in order to define a range of input parameters for a probabilistic (static) calculation of GIIP.

Where pressure data is available, an independent (dynamic) estimate of GIIP has been made using material balance calculations for reconciliation with the static estimate.

Where reserves are obtained by material balance calculations, recovery factors are calculated (not assumed). For non-producing fields, a range of recovery factors is used consistent with those estimated for producing fields.

****************

Based on the available data by field (PVT, well test and production history data) we have used a material balance program (Mbal) to get the producing estimation of Gas in place (GIIP) and compare it with the volumetric GIIP results using traditional p/z analysis techniques.

****************

For fields where there was no production history the full volumetric GIIP was combined with a deterministic range of recovery factors to generate P90 P50 P10 reserves. MBAL was then used with typical well inflow parameters to forecast the production rates on plateau & decline.

The Mbal program was used to predict the future reservoir performance and well production forecast, i.e. reserves, for each of the three P90, P50, and P10 GIIP estimate levels.  In summary, GIIPS have been estimated probabilistically and reserves deterministically.

Wells and Acreage, page 29

7.	Please refer to Item 1208(b) of Regulation S-K and expand your disclosure to address the expiration of material amounts of acreage relating to your leases and concessions.

 Response:

Note that the Wells and Acreage table of developed and undeveloped gross and net acreage on page 29 lists the acreage separately for each prospect area and that the concession expiration information is included on pages 33-34, as highlighted in the quoted relevant portions below.  Note that subsequent to filing the Form 10-K, all concessions expiring in 2013 were extended to expire in 2018.  We propose in a future filing to include the following disclosure of gross and net acreage, as marked, on pages 33 and 34 of this filing:

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

Existing Project Areas

Fences Project Area

The Fences project area consists of four oil and gas exploration concessions controlled by PGNiG.  Three producing fields (Radlin, Kleka, and Kaleje) lie within the concession boundaries, but are excluded from the Fences area in which we participate.  The Fences concessions (850,000 gross and 406,000 net acres) have expiration dates ranging from July 2014 to Sept 2017.  The total joint remaining work commitment, which must be satisfied by us and PGNiG according to our respective interests, includes: acquiring 50 kilometers of 2-D seismic data, acquiring 210 square kilometers of 3-D seismic data, and drilling two wells.

Warsaw South/Wilga Project Area

The Warsaw South/Wilga project area (463,000 gross and 236,000 net acres) consists of a single oil and gas exploration and production concession covering Block 255 held by us.  Following a full completion of the previous work commitment, a concession extension is in progress and should be completed in 2013.  Adjacent to Block 255, we hold two exploration concessions expiring in July 2013 covering Blocks 234 and 254.  We currently plan to seek an extension of the Block 254 concession.

Block 287 Project Area

The Block 287 project area (12,000 gross and net acres) consists of a single oil and gas exploration concession held by us.  The concession expires in December 2015.  Work commitment includes reentering and producing the Grabowka gas field; recompletion of one out of three wells was completed and production began in 2009.  The second well was recompleted in late 2012, and production is scheduled to begin in the first quarter of 2013.  We plan to recomplete the third well in 2013.

Edge Project Area

The Edge project area consists of four oil and gas exploration concessions (884,000 gross and net acres) granted for five years (2008-2013).  The obligatory work commitment is outlined in three phases: Phase I – one year: reprocessing and reinterpretation of existing data; Phase II – two years: acquiring 350 kilometers of 2-D seismic data; Phase III – two years: drilling four wells.  Currently, besides reprocessing and reinterpretation of existing data, the acquisition of 600 kilometers of new 2-D seismic data and 50 square kilometers of 3-D have been completed, and the drilling of the first of these four wells began in December 2012.  We currently plan to seek an extension of three out of four of these concessions expiring in September 2013.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

Block 246 Project Area

The Block 246 project area (241,000 gross and net acres) is adjacent to the Fences project area in the southwest and consists of a single concession granted for six years (2008-2014).  The work commitment is outlined in three phases: Phase I – one year: reprocessing and reinterpretation of existing data; Phase II – two years: acquiring 120 kilometers of 2-D seismic data; Phase III – three years: drilling one well.  Currently, besides reprocessing and reinterpretation of existing data, the acquisition of 40 kilometers of 2-D seismic data and 26 square kilometers of 3-D seismic data have been completed, as well as the drilling of one well.

Block 229 Project Area

The Block 229 project area (233,000 gross and net acres) is adjacent to the Fences project area in the east and consists of two exploration concessions granted for six years (2008-2014).  The total work commitment is outlined in three phases: Phase I – one year: reprocessing and reinterpretation of existing data; Phase II – two years: acquiring 300 kilometers of 2-D seismic data; Phase III – three years: drilling two wells.  Currently, besides reprocessing and reinterpretation of existing data, the acquisition of 50 kilometers of 2-D seismic data has been completed.

As of December 31, 2012, all required usufruct/concession payments had been made for each of the above project areas.

We believe the above disclosure satisfies the requirements of Item 1208(b).  We propose, in future filings, to include this information in our Wells and Acreage table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 56

8.
We note that a significant portion of your business activities are in Poland.  Please disclose the amount of cash and short term investments currently held by your foreign subsidiaries.  In addition, please provide disclosure indicating whether you intend to repatriate funds held by your foreign subsidiaries and explaining the potential tax impact of repatriation.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

 Response:

At year-end 2012, $30.4 million of our cash and cash equivalents were held in Poland at ING Bank N.V.  We have not historically repatriated any cash held in Poland to the United States nor do we plan to so in the future.  Consequently, there will be no repatriation taxes incurred.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

We propose that we include this information in future filings, as illustrated below.

Our current assets at year-end 2012 included approximately $34.0 million in cash and cash equivalents, $4.2 million in accrued oil and gas sales from both the United States and Poland, and $6.8 million in receivables from our joint interest partners in both the United States and Poland that were collected in early 2013.  At year-end 2012, $30.4 million of our cash and cash equivalents were held in Poland at ING Bank N.V.  We have not historically, nor do we plan, in the foreseeable future, to repatriate any cash held in Poland to the United States.  Consequently, there will be no repatriation taxes incurred.  Almost the entire balance of joint interest receivables at year-end 2012 was due from PGNiG, primarily related to the drilling of our Kutno well, where we act at the operator.  Our current liabilities at year-end included approximately $7.4 million payable by FX Poland for various drilling and development operations in Poland that were paid in early 2013.

Notes to the Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Oil and Gas Properties, page F-12

9.
Please revise your disclosure regarding capitalized exploratory well costs to provide an aging by year of amounts that have been capitalized for periods greater than one year.  Refer to FASB ASC 932-235-50-1Bb.

 Response:

The Plawce well is the only well where costs have been capitalized for more than one year.  The other three wells disclosed (refer below) were either drilled in 2012 (Frankowo-1) or were drilling at year-end 2012 (Mieczewo and Tuchola).  The Frankowo-1 well is referred to multiple times in our filing as a current-year well.

We make the following disclosure on page F-11:

The 2012 additions include costs associated with our Mieczewo, Tuchola, Plawce, and Frankowo-1 wells in Poland.  The Mieczewo and Tuchola wells were drilling at year-end 2012.  The Plawce well was drilled in 2011 and is scheduled to be fracture stimulated during the first half of 2013.  The Frankowo well is currently being evaluated for future potential.

In our Form 10-Q for the quarter ended June 30, 2013, we make the following additional disclosure:

Property Impairments.  During the second quarter of 2013, we recorded property impairment costs of $5.4 million.  We impaired $4.7 million of prior-year costs associated with our Plawce-2 well, following its unsuccessful fracture stimulation.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

As the only well for which capitalized costs had exceed one year as of December 31, 2012 has now been plugged and abandoned, we propose that we provide the requested disclosure and aging as outlined in ASC 932-235-50-1Bb, if applicable, in future filings.

Note 8 — Income Taxes, page F-18

10.
We note from your disclosure that you recognized no income tax benefit from the losses generated during 2012, 2011, and 2010.  We further note your statement on page F-26 of your filing that “There is no tax provision because we are not likely to pay, and have not received any benefit from, any federal or local income taxes due to our operating losses.”  However, we note foreign net income was reported in 2012 and 2010 and your disclosure on page 24 indicates that the current tax regime in Poland is approximately 20% of taxable income.  Please tell us what is meant by “taxable income” in Poland and explain why no tax provision was recognized for years where positive foreign net income was reported.

 Response:

“Taxable income” in Poland as discussed on page 24 is calculated in a similar fashion to that of the United States.  Net book income is adjusted by various temporary differences, permanent differences, and net operating loss carrybacks to arrive at taxable income.

No tax provision was recognized for any of the years presented because the Company did not recognize any taxable income as defined in ASC 740-10-05-1 from domestic or foreign operations.

The domestic and foreign components of the Company’s net income as shown on page F-20 reconcile to the Company’s net income recognized under U.S. GAAP for the relative periods and do not represent the Company’s components of taxable income for these periods.

11.
In connection with the preceding comment, please disclose the significant components of income tax expense or benefit for your domestic and foreign operations.  Refer to Rule 4-08(h)(1) of Regulation S-X.

 Response:

In connection with our preceding response, as we had no domestic or foreign taxable income for each of the years presented, there was no income tax expense.  Further, as we disclose in our footnotes:

Accounting standards require that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized.  Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations through expansion of our oil and gas producing activities.  The risks associated with that growth requirement are considerable, resulting in our conclusion that a full valuation allowance be provided at December 31, 2012, 2011, and 2010.  Due to the full valuation allowance, our effective income tax rate for all three years was zero percent.

After taking into consideration all of the factors discussed above, we believe that the further disclosure would not add any value to a reader’s interpretation of our domestic and foreign tax positions.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

12.
We note your statement that “Due to the full valuation allowance, our effective income tax rate for all three years was zero percent.”  Please revise to provide a reconciliation of the reported amount of income tax expense to what would result from applying the applicable statutory federal income tax rates to pretax income (loss) from continuing operations.  Refer to FASB ASC 740-10-50-12 and Rule 4-08(h)(2) of Regulation S-X.

 Response:

As a result of the factors discussed in our response to question #11 above, and considering the fact that our effective rate for each period presented is zero percent, we have historically not included the rate reconciliation in our footnotes.  However, we acknowledge the Staff’s comments and will include an effective rate reconciliation as detailed below in accordance with ASC 740-10-50-12 and Rule 4-08(h)(2) of Regulation S-X in future filings.

The income tax provision differs from the amount computed by applying the U.S. federal income tax rate of 35% to net income (loss) before income taxes for the following reasons (in thousands):

		Year Ended December 31,
		2013	2012	2011
		(In thousands)
Effective Tax Rate Reconciliation:
Federal income tax provision (benefit) at statutory rates	$	X	$1,441	$(9,983)
Increase (decrease) due to permanent differences		X	(3,845)	1,546
Increase (decrease due to temporary differences		X	(354)	(203)
Increase (decrease) due to exchange rate fluctuations		X	(2,118)	2,792
Increase (decrease) due to expiring net operating losses		X	1,860	3,282
Change in valuation allowance		X	3,016	2,566
Total	$	X	$--	$--

Note 9 — Stockholders’ Equity, page F-20

13.
We note from your disclosure that you issued shares of your common stock to your employee benefit plan.  However, we note no disclosure surrounding postemployment and/or retirement benefits.  Please advise.

 Response:

We do not provide any postemployment benefits, such as a defined benefit plan, as described under ASC Topic 715.  The contributions were made to a traditional 401(k), defined contribution plan.  We make the following disclosure in our Proxy Statement:

Retirement Compensation

We do not offer a traditional pension plan.  We do have a 401(k) Stock Bonus Plan under which we make annual contributions, in the form of FX Energy stock, to the retirement account of each of our Named Executive Officers.  Each executive is encouraged to retain the contributed stock for at least one year, and as of the date of this report, no executive has sold any of the shares so contributed.  We believe that offering this plan to executives is critical to achieve the objectives of attracting and retaining talent, particularly because we do not offer a defined benefit pension plan or any employee stock purchase, employee stock ownership, deferred compensation, or supplemental early retirement plans.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

In addition, we disclose the following on Page F-20:

We issued 138,748, 106,301, and 216,977 shares in 2012, 2011, and 2010, respectively, as contributions to our employee benefit plan.

We did not believe that additional disclosure surrounding our Stock Bonus Plan was necessary for a reader due to the immateriality of the expense recognized related to the annual stock issuances to the plan.  However, we acknowledge the Staff’s comments and will include the below footnote disclosure in future filings in accordance with ASC 715-70-50-1:

Employee Benefit Plans

The Company has a Stock Bonus Plan covering all employees of the Company under section 401(k) of the Internal Revenue Code.  The Company has made discretionary contributions of  xx, 162,402, and 138,748 shares of Company stock to employees under this Plan and has recorded $XX, $667,473 and $666,185 of expenses associated with these contributions for the years ended December 31, 2013, 2012 and 2011, respectively.

Supplemental Information, page F-26

Proved Developed Reserves, page F-28

14.
We note you provide separate disclosure of proved developed reserves.  FASB ASC 932-235-50-4 requires separate disclosure of proved undeveloped oil and gas reserve quantities as of the beginning and the end of the year.  Please revise your disclosure accordingly.  Refer also to Example 1 in paragraph 932-235-55-2.

Response:

We acknowledge the Staff’s comment.  Because the information in question may be derived mathematically from the information already presented, we respectfully request to provide the separate disclosure of proved undeveloped oil and gas reserve quantities in future filings as shown below:

Proved Undeveloped Reserves:

The following unaudited summary of proved undeveloped reserve quantity information annual beginning and ending volumes by year:

	Crude Oil		Natural Gas
	United States	Poland	United States	Poland
	(In thousand barrels of oil)		(In million cubic feet)
December 31, 2013:
Beginning of year	--	--	--	21,754
End of year	--	--	--	X
December 31, 2012:
Beginning of year	--	--	--	17,649
End of year	--	--	--	21,754
December 31, 2011:
Beginning of year	--	--	--	8,276
End of year	--	--	--	17,649

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

Exhibit 99.01

15.
The reserves report discloses the sum of the proved plus probable reserves and the net present value discounted at 10% (NPV10) relating to an aggregation of the proved plus probable reserve quantities.  Please note the disclosure of aggregated estimates of proved and non-proved reserves information does not adhere to the presentation requirements set forth under Items 1202(a)(2)(i-vii) of Regulation S-K.  Please obtain and file a revised reserves report that only provides such disclosure as an incremental amount by individual reserve category (e.g. proved and probable) rather than as the cumulative proved plus probable, 2P or P50 amount.

 Response:

Revised reserve reports providing the requested disclosures will be provided by amendment.

16.
The reserves report discloses additional information such as the proved plus probable plus possible (e.g. possible) reserves and the sensitivity of the reserves and NPV10 amounts to a plus or minus 10% change in gas price.  We note this information relates to certain optional disclosures under Items 1202(a)(2)(vi-vii) and 1202(b)(1) of Regulation S-K which are not presented in your filing on Form 10-K.  If it is your intent to disclose this information, please amend your filing on Form 10-K; otherwise, obtain and file a revised reserves report to exclude the presentation of such disclosure information not also contained in your filing on Form 10-K.

 Response:

Revised reserve reports providing the requested disclosures will be provided by amendment.

17.
The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K.  Please obtain and file a revised report to include the following information in order to satisfy your filing obligations:

•	The purpose for which the report was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

•	For whom the report was prepared, e.g., excluding reference to various outside banking institutions (Item 1202(a)(8)(i)).

•	The proportion of the registrant’s total reserves (by reserve individual reserves category) covered by the report (Item 1202(a)(8)(iii)).

•	The volume-weighted average realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

•	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	A statement that the third parry has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule.  The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

Response:

Revised reserve reports providing the requested disclosures will be provided by amendment.

Exhibit 99.02

18.
The reserves report states “the reserve classifications used in this evaluation conform to the criteria as defined by the Society of Petroleum Engineers.”  Please obtain and file a revised reserves report prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule.  The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

     Response:

Revised reserve reports providing the requested disclosures will be provided by amendment.

19.
We note the qualifications of the technical person of the third party primarily responsible for overseeing the preparation of the third party’s reserves estimates are not disclosed.  In order to fulfill the requirements set forth in Item 1202(a)(7) of Regulation S-K, please obtain and file an amended reserves report to include the appropriate disclosure or amend the Form 10-K to provide that information on page 26 under “Internal Controls over Reserves Estimates.”

     Response:

Revised reserve reports providing the requested disclosures will be provided by amendment.

The Company acknowledges the following:

•	FX Energy, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	FX Energy, Inc., may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. Brad Skinner, Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2013

____________________________

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton

Clay Newton
Vice President of Finance

cc:           John P. Lucas, Staff Attorney
U.S. Securities and Exchange Commission